SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com
October 30, 2015

VIA EDGAR Asen Parachkevov, Esq., Senior Counsel Jeff Long, Staff Accountant United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Priority Income Fund, Inc. File Nos. 333-182941 and 811-22725
Dear Messrs. Parachkevov and Long:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 27, 2015 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”), the prospectus included therein and the statement of additional information (the “Statement of Additional Information”) included therein. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Changes to the Registration Statement discussed below will be reflected in a prospectus supplement filed pursuant to Rule 497 (the “Prospectus”).

1.
Revise the disclosure in the footnotes to the Fees and Expenses table to provide the explanations for the assumptions underlying the percentage provided for the acquired fund fees and expenses line item.

Response: The Fund has revised the disclosure in footnote 9 to include the explanation for the assumptions underlying the percentage provided for acquired fund fees and expenses.

2.
We refer to the Fund’s response to the Staff’s prior legal comment no. 5 with regard to non-compensation overhead expenses of the Adviser. Explain how the Fund’s pro-rata share of non-compensation overhead expenses is allocated. Include these expenses as part of the “management fee” line item in the Fees and Expenses table.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.
Jeff Long
October 30, 2015

Response: The Fund’s adviser and Prospect Capital Management L.P. (“PCM”) calculate an overhead amount allocable to each employee of PCM based primarily on expenses related to office space, furnishings, supplies, equipment, communications equipment and services, and insurance costs of PCM. For those employees of PCM who spend their time on matters relating to the Fund, on a quarterly basis the Fund’s adviser and PCM determine the percentage of such employees’ time spent on matters relating to the Fund. The percentage portion of those PCM employees’ time that is allocated to matters relating to the Fund is then multiplied by the overhead amount that has been allocated to each such PCM employee resulting in the amount of routine non-compensation overhead that is allocable to the Fund for each such PCM employee utilized by the Fund’s adviser to provide services to the Fund pursuant to the Fund’s investment advisory agreement with the Fund’s adviser. The Fund has revised the Fees and Expenses table to incorporate non-compensation overhead expenses into the “management fee” line item and has revised the corresponding footnote accordingly in the Prospectus.

3.	Please provide an explanation of the accounting treatment that led to the determination to include the entire amount of the organizational and offering expenses as a liability for the Fund.

Response: The Fund has looked to ASC 450, Contingencies, to determine the accounting treatment of the organizational and offering (“O&O”) expenses. ASC 450 states that the likelihood of the future event to occur that would lead to a loss contingency should be assessed. An estimated loss (expense in this case) shall be accrued if both the following conditions are met: (1) information is available before the financial statements are issued indicating that it is probable that a liability had been incurred at the date of the financial statements, and (2) the amount can be reasonably estimated. As the Fund has discussed with the Staff, investment in non-traded closed-end funds typically increases significantly towards the end of the offering period. The expectation is that the Fund will raise significantly more capital in the last few months of the Fund’s offering and the Fund’s adviser will recover the O&O incurred to-date (based on the limit of 2% gross proceeds raised). Looking to the guidance in ASC 450, the Fund believes that it is probable that the Fund will raise sufficient capital during the offering period for the Fund’s adviser to recover the entire amount of the O&O. Additionally, the amount of the O&O expenses paid by the Fund’s adviser is known. Based on these factors, the entire amount of the O&O incurred was accrued and recorded.

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Asen Parachkevov, Esq.
Jeff Long
October 30, 2015

* * * * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Cynthia R. Beyea at (202) 383-0472.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:    Cynthia R. Beyea, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC